Filed by: The Stanley Works
                      Pursuant to Rule 425 under the Securities Act of 1933
                         and deemed filed pursuant to Rule 14a-12 under the
                                            Securities Exchange Act of 1934
                                         Subject Company: The Stanley Works
                                                 Commission File No. 1-5224
                                      Registration Statement No.: 333-89200


The following was sent to Stanley Works Employees on June 21, 2002


TO ALL STANLEY ASSOCIATES:

I know many of you, like me, have been disturbed by comments that have been made by some politicians and members of the media regarding our company's decision to reincorporate - a decision we believe is necessary to ensure the viability of Stanley Works and the preservation of U.S. jobs.

It's important to remember that there are many who support our position that U.S. companies should be able to compete on a level playing field.

Following is a letter sent this week by Congressman Dick Armey, the House Majority Leader, to his colleagues in Congress. Rep. Armey is one of the most respected congressional members. His letter underscores our belief that the tax code must be fixed. Until that happens, companies like Stanley should not be blamed for addressing the tax disadvantage they face. I think you will find this letter informative.

Sincerely,

JOHN

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement is be available without charge at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.


==============================================================================
Letter from Rep. Dick Armey, House Majority Leader:
"Corporate Inversion: Don't Blame Companies. Fix Our Tax Code."

Dear Colleague:

In recent weeks there has been a lot of noise about the need for legislation that would penalize businesses for doing what they can -- within the law -- to minimize their tax burden. This is akin to punishing a taxpayer for choosing to itemize instead of taking the standard deduction.

The issue the Democrats are raising is called corporate inversion. A corporate inversion occurs when a U.S.-based, multinational company legally switches places with its foreign subsidiary. The foreign subsidiary, located in a low or zero tax nation, becomes the parent company and the U.S. company becomes the subsidiary. (The impact of corporate inversion on the actual operation of the company is minimal. Headquarters, plants and facilities, and jobs are not relocated overseas.)

Inversion is attractive for some U.S. companies because the United States currently has a "worldwide" system of taxation, which means U.S.-based multinational companies pay taxes on income they earn overseas. Other countries use a "territorial" system, taxing only income within their borders. Companies invert to escape paying taxes on overseas earnings and to become more competitive in the global marketplace.

Tax competition is a fact of life. Within the U.S., companies move to states with lower tax rates, just as people do. Retirees flock to Florida, not just for the sunshine, but also for Florida's low tax rates. It's not controversial when a company chooses to relocate from its home state to Delaware -- a low tax state. And it should come as no surprise that states with no individual income taxes like Florida and Texas grow faster and create more jobs than high-tax states.

Keep in mind that America's corporate tax rate is the fourth highest in the developed world. According to a new KPMG survey, the U.S. corporate income tax rate of 40 percent is higher than Germany (38.4 percent), France (34.3 percent) and Britain (30 percent.)

Corporate inversions are not the result of anti-American corporate sentiment, but tax laws that place U.S.-based multinational companies at a disadvantage with their foreign competitors. As Treasury Secretary Paul O'Neill recently said, "When we have a tax code that allows companies to cut their taxes on their U.S. businesses by nominally moving their headquarters offshore, then we need to do something to fix the tax code."

The House Ways and Means Committee has already held a hearing to explore this issue and another hearing is anticipated. Chairman Bill Thomas has announced his intention to consider ways to improve our tax code to specifically prevent inversions. One area of our tax code that demands a serious review is our complicated and burdensome foreign business income rules.

The reaction of many Democrats to recent inversions is to force U.S. multinational companies to pay tax on foreign earnings regardless of where they are chartered -- a U.S. company is still a U.S. company. The Democrat approach fails to recognize that corporate inversions are a reaction to problems in our tax code that inhibit U.S. companies' ability to compete globally. They fail to recognize that companies that invert already pay an additional tax penalty.

We should fix this problem with our tax code and make our economy stronger. When our American companies do well, our economy prospers, unemployment goes down and wages rise. The Democrat approach is the wrong medicine. If enacted, U.S. companies would either move U.S. jobs offshore or be bought out by foreign companies. Neither option is a good outcome for U.S. workers. Congress should respond to this challenge and improve our tax code to help U.S. businesses to compete globally.

Sincerely,

DICK ARMEY
Member of Congress